August 15, 2006

Room 4561

Noriaki Yamaguchi
Representative Director and
 Chief Financial Officer
Konami Corporation
4-1, Marunouchi 2-chome, Chiyoda-ku
Tokyo 100-6330
Japan

> **RE: Konami Corporation**
> **Form 20-F for Fiscal Year Ended March 31, 2006**
> **File No. 001-31452**

Dear Mr. Yamaguchi:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended March 31, 2006

Note 1. Business and Organization, Basis of Presentation and Summary of Significant Accounting Polices

(d) Investments in Affiliates, page F-10

1.   We note your accounting policy for investments in affiliates. Tell us whether you have any interests in variable interest entities and whether any of those VIE's are

consolidated. Further if you have variable interest entities, tell us how you considered the disclosure requirements of FIN 46R.

Note 2. Merger and Acquisition, page F-19

2.   We note your disclosure relating to the merger between Konami Sports Corporation and Konami Sports Life and that you accounted for this transaction as a step-acquisition. Provide us the authoritative literature the Company applied in accounting for this exchange of shares and why recording this transaction as a step-acquisition is appropriate. In your response tell us the Company's ownership percentage in Konami Sports Life prior to this transaction.

3.   We note that in connection with the Konami Sports Life merger approximately US$107 million of the purchase price was allocated to trademarks, US$6 million to membership lists, US$13 million to franchise and other contracts and US$56 million to goodwill. Explain the factors that contributed to allocating a significant portion of the purchase price to goodwill and trademarks.   Tell us how long Konami Sports Life has been in existence and explain the methods used to determine the fair market value of trademarks recorded in connection with the step-acquisition.

Note 6. Goodwill and Intangible Assets, page F-24

4.   We note from your disclosures that the Company recognized impairment charges of US$30 million for trademarks, US$49 million for franchise contracts and US$90 million for property and equipment (Note 6) in your Health & Fitness reporting unit. Provide us a summary of the Company's analysis relating to the impairment assessment of intangible assets and property and equipment pursuant to SFAS 142 and SFAS 144. Considering the failure to meet growth expectations and cancellation of franchise costs appears to be the basis for recording impairment charges (as disclosed), explain how these factors differed from prior years operations for the Health and Fitness reporting unit (i.e. had the Health and Fitness reporting unit always met growth expectations in prior years and were there fewer cancellation of franchise agreements in prior years).

5.   Considering the impairment charges were recorded for intangible assets and property and equipment, explain why goodwill was not determined to be impaired. In your response provide a summary of the Company's impairment analysis of goodwill pursuant to SFAS 142.

6.   We note the Company determined in 2006 that franchise contracts have a finite life of 14 years as opposed to an indefinite life as disclosed in prior filings. Explain why the Company previously considered franchise contracts to have an indefinite

life. Address the authoritative literature the Company considered in accounting for franchise contracts in prior years.

7.   You disclose that after the "2006 reassessment", intangible assets with indefinite lives included trademarks and gaming licenses. Explain to us why these intangible assets are considered to have indefinite lives. As it relates to trademarks provide us a summary of the types of products to which trademarks relate, the lives of those products and why the trademarks lives would not be limited to the life of the related products.

Note 13. Income Taxes, page F-31

8.   We note the Company recognized a tax benefit of approximately US$145 million in fiscal 2006 due to the reversal of an accrued income tax liability recorded in fiscal 2003. It is not evident from your disclosures why a tax liability was recorded in fiscal 2003 and subsequently reversed in fiscal 2006. Clarify the circumstances and nature of the events that resulted in this liability and subsequent reversal. Further explain how the Company considered the provisions of SFAS 109 in recording the tax liability in 2003 and reversing the liability in 2006.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tom Ferraro, Senior Staff Accountant at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief